Harleysville Insurance Companies
355 Maple Avenue
Harleysville, PA 19438

July 14, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Harleysville Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 4, 2011
File No. 000-14697

Dear Mr. Rosenberg:

We have received a verbal comment from the SEC on July 13, 2011 regarding our comment letter response of July 8, 2011.  Through this letter we confirm that we will include the information contained in this response in all future filings.

Very truly yours,

/s/ ARTHUR E. CHANDLER

Arthur E. Chandler
Senior Vice President and Chief Financial Officer

cc:	Dana Hartz, SEC Staff Accountant
Melissa N. Rocha, Accounting Branch Chief

Robert A. Kauffman, Senior Vice President, Secretary, General Counsel and Chief Governance Officer – Harleysville Insurance Companies

Mary Mullany – Ballard Spahr Andrews & Ingersoll, LLP